Exhibit 99.3

01M9XB

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Fold Form of Proxy—Special Meeting to be held at 9:00 a.m. (Vancouver time) on Friday, July 10, 2020 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Fold Proxies submitted must be received prior to 9:00 a.m. (Vancouver time) on Wednesday, July 8, 2020. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet To Receive Documents To Virtually Attend Electronically the Meeting • Call the number listed BELOW from a touch • Go to the following web • You can enroll to receive future securityholder • You can attend the meeting virtually tone telephone. site: www.investorvote.com communications electronically by visiting by visiting the URL provided on the www.investorcentre.com and clicking at the bottom back of this proxy. 1-866-732-VOTE (8683) Toll Free • Smartphone? Scan the QR code of the page. to vote now. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER

01M9YD

Appointment of Proxyholder I/We being holder(s) of common shares of SSR Mining Inc. (the Print the name of the person you are “Company”) hereby appoint: Mr. A.E. Michael Anglin, Chair of the Board appointing if this person is someone of Directors of the Company, or failing him, Mr. Paul Benson, President OR other than the Management Nominees and Chief Executive Officer of the Company listed herein. Note: If completing the appointment box above YOU MUST go to https://www.computershare.com/ssrmining and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of shareholders of the Company to be held online at https://web.lumiagm.com/210935442 on Friday, July 10, 2020 at 9:00 a.m. (Vancouver time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. For Against 1. Approval of the SSR Share Resolution Fold To consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the “SSR Share Resolution”) to approve the issuance of common shares in the capital of the Company in connection with a plan of arrangement pursuant to section 195 of the Business Corporations Act (Yukon) involving the Company, Alacer Gold Corp. (“Alacer”) and the shareholders of Alacer. The full text of the SSR Share Resolution is set forth in Appendix A to the joint management information circular dated June 2, 2020 (the “Circular”). For Against 2. Number of Directors To set the number of directors at ten, conditional on the completion of the Arrangement (as defined in the Circular). Fold Signature(s) Date Authorized Signature(s) – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are MM / DD / YY indicated above, this Proxy will be voted as recommended by Management. SSRQ 299108 AR0